UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Central Securities Corporation
                                (Name of Issuer)

                    Common Stock, $1.00 per share par value
         Convertible Preference Stock, $2.00 Series D without par value
                         (Title of Class of Securities)

                           Common Stock - 155123-10-2
                  Convertible Preference Stock - 155123- 40- 9
                                 (CUSIP Number)

                              Wilmot H. Kidd, III
                                   President
                         Central Securities Corporation
                                375 Park Avenue
                            New York, New York 10152
                                 (212) 688-3011
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 31, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 155123-10-2
          155123-40-9                                        Page 2 of 16 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmot H. Kidd, III              S.S. # ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                       (b)  |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

    NUMBER OF        7     SOLE VOTING POWER

     SHARES 264,131 shares of Common Stock (does not include 17,793 shares which may be acquired upon conversion of Convertible Preference Stock) and 5,703 shares of Convertible Preference Stock (See Item 5)

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,109,781 shares of  Common Stock  (does not  include
                           141,168 shares which may be acquired upon  conversion
                           of Convertible Preference Stock) and 45,247 shares of
                           Convertible Preference Stock (See Item 5)
      EACH
                     9      SOLE DISPOSITIVE POWER
    REPORTING
                           264,131  shares of  Common  Stock  (does not  include
                           17,793 shares which may be acquired  upon  conversion
                           of Convertible  Preference Stock) and 5,703 shares of
                           Convertible Preference Stock (See Item 5)
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           1,109,781  shares of Common  Stock  (does not include
                           141,168 shares which may be acquired upon conversion of Convertible Preference Stock) and 45,247 shares of Convertible Preference Stock (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,606,119 shares of Common Stock (does not include 170,040 shares which may be acquired upon conversion of Convertible Preference Stock) and 54,501 shares of Convertible Preference Stock (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.3% of Common Stock (does not include 1.3% which may be acquired upon conversion of Convertible Preference Stock) and 14.4% of Convertible Preference Stock (See Item 5)

14       TYPE OF REPORTING PERSON*

         Individual

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 155123-10-2
          155123-40-9                                        Page 3 of 16 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Julie J. Kidd            S.S. # ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                       (b)  |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

    NUMBER OF        7     SOLE VOTING POWER

     SHARES 0 shares of Common Stock and 0 shares of Convertible Preference Stock (See Item 5)

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,285,363 shares of Common Stock (does not include
                           141,168 shares which may be acquired upon  conversion
                           of Convertible Preference Stock) and 45,247 shares of
                           Convertible Preference Stock (See Item 5)
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           0 shares of Common Stock and 0 shares of  Convertible
                           Preference Stock (See Item 5)
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           1,285,363  shares of Common  Stock  (does not include
                           141,168 shares which may be acquired upon conversion of Convertible Preference Stock) and 45,247 shares of Convertible Preference Stock (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,606,119 shares of Common Stock (does not include 170,040 shares which may be acquired upon conversion of Convertible Preference Stock) and 54,501 shares of Convertible Preference Stock (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.3% of Common Stock (does not include 1.3% which may be acquired upon conversion of Convertible Preference Stock) and 14.4% of Convertible Preference Stock (See Item 5)

14       TYPE OF REPORTING PERSON*

         Individual

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 4 of 16 Pages
                                                                 --


         This Amendment No. 2 to Schedule 13D is being filed by Mr. Wilmot H. Kidd, III to reflect the creation of a group with his wife, Mrs. W. H. Kidd. Pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, a copy of the written agreement between Mr. Kidd and Mrs. Kidd agreeing that this Amendment No. 2 is filed on behalf of each of them is filed herewith as Exhibit A. The Schedule 13D is hereby amended and restated as follows:

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, $1.00 par value per share ("Common Stock") and to shares of a series of Preference Stock, without par value per share, denominated Convertible Preference Stock, $2.00 Series D ("Series D Stock"), of Central Securities Corporation, a Delaware corporation ("Central"). The address of the principal executive office of Central is 375 Park Avenue, New York, New York 10152.

Item 2.  Identity and Background.

         This statement is filed by Mr. Wilmot H. Kidd, III whose business address is 375 Park Avenue, New York, New York 10022. Mr. Kidd's principal occupation is President of Central, a registered closed-end investment company, located at 375 Park Avenue, New York, New York 10152.

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 5 of 16 Pages
                                                                 --

         During the last five years, Mr. Kidd has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Kidd is a citizen of the United States.

         This statement is also filed by Mrs. W. H. Kidd whose business address is 1060 Park Avenue, New York, New York 10028. Mrs. Kidd's principal occupation is President and Trustee of the Christian A. Johnson Endeavor Foundation, a private charitable foundation located at 1060 Park Avenue, New York, New York 10028.

         During the last five years, Mrs. Kidd has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mrs. Kidd is a citizen of the United States.

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 6 of 16 Pages
                                                                 --

Item 3.  Source and Amount of Funds or other Consideration.

         Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of their children have acquired shares of Common Stock in open market transactions as well as by gift from Mrs. Christian A. Johnson (the mother of Mrs. Kidd). In addition, Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of their children have acquired shares of Common Stock directly from Central as part of its stock dividend distributions to stockholders. Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of Mrs. Kidd, their children or other family members have also acquired shares of Common Stock from the estate of Mrs. Christian A. Johnson (of which Mrs. Kidd is executrix).

         Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of their children have acquired shares of Series D Stock directly from Central as part of its stock dividend distributions to stockholders. In addition, Mrs. Kidd, a trust for the benefit of her children and a trust for the benefit of Mrs. Kidd's brother have acquired shares of Series D Stock from the estate of Mrs. Christian
A. Johnson (of which Mrs. Kidd has been appointed executrix).

Item 4.  Purposes of Transaction.

         Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of Mrs. Kidd, their children or other family members acquired the

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 7 of 16 Pages
                                                                 --

shares of Common Stock and Series D Stock for the purposes of investment. Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of Mrs. Kidd, their children or other family members may, subject to their relationship with Central, their evaluation of Central's business and business prospects, and upon future developments, including, but not limited to, availability of funds, market performance of the Common Stock and the Series D Stock, general economic conditions, and other factors, acquire additional shares of Common Stock or Series D Stock from time to time, through open market and/or privately negotiated transactions, as they may determine in their judgment. Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of Mrs. Kidd, their children or other family members may also at any time determine to dispose of a portion or all of the Common Stock and/or the Series D Stock owned by them. Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of Mrs. Kidd, their children or other family members have no present plans or proposals which relate to or would result in
(a) the acquisition of additional securities of Central (other than by distribution to stockholders generally of stock dividends) or the disposition of securities of Central; (b) any extraordinary corporate transaction involving Central; (c) the disposition of material amount of assets of Central; (d) any change in the present Board of Directors or management of Central; (e) any material change in the present capitalization or

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 8 of 16 Pages
                                                                 --

dividend policy of Central; (f) any other material change in Central's business or corporate structure; (g) any changes in Central's Certificate of Incorporation or By-Laws; (h) any class of securities of Central being delisted from a national securities exchange; (i) a class of equity security of Central becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of Mrs. Kidd, their children or other family members beneficially own 1,606,119 (not including 170,040 shares which may be acquired upon conversion of the Series D Stock) shares of Common Stock, which is approximately 12.3% (not including an additional 1.3% which may be acquired upon conversion of the Series D Stock) of the outstanding shares of Common Stock as of December 31, 1995.

         Mr. Kidd has sole power to vote and dispose of 264,131 shares of Common Stock. Mr. Kidd has shared power to vote and dispose of 1,109,781 shares of Common Stock, which are owned by Mrs. Kidd or held in trusts for the benefit of Mrs. Kidd, their children or other family members. Mr. Kidd has no power to vote or to dispose of 56,625 shares of Common Stock which are held in

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 9 of 16 Pages
                                                                 --

a trust for the benefit of his children or 175,582 shares of Common Stock held by the estate of Mrs. Kidd's mother (of which Mrs. Kidd is executrix).

         Mr. Kidd disclaims beneficial ownership of the aggregate of 1,341,988 shares of Common Stock owned by Mrs. Kidd or held in the estate of Mrs. Kidd's mother or in trusts for the benefit of Mrs. Kidd, their children or other family members.

         The shares set forth above do not include 170,040 shares of Common Stock issuable upon conversion of 54,501 shares of Series D Stock which may be deemed to be beneficially owned by Mr. Kidd, representing an additional 1.3% of the outstanding shares of Common Stock as of December 31, 1995. If such shares of Series D Stock were to be converted and held beneficially and of record in the same manner as the Series D Stock which now may be deemed to be beneficially owned by Mr. Kidd, in addition to the shares of Common Stock reported in the foregoing paragraphs, Mr. Kidd would have sole power to vote and dispose of 17,793 shares of Common Stock; Mr. Kidd would share power to vote and dispose of 141,168 shares of Common Stock, which would be owned by Mrs. Kidd or held in trusts for the benefit of their children or Mrs. Kidd's brother; and Mr. Kidd would have no power to vote or to dispose of 11,079 shares of Common Stock which would be held in a trust for the benefit of his children.

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 10 of 16 Pages
                                                                 --


         Mr. Kidd disclaims beneficial ownership of the aggregate of 152,247 shares of Common Stock issuable upon conversion of shares of Series D Stock owned by Mrs. Kidd or held in trusts for the benefit of their children or Mrs. Kidd's brother.

         Mrs. Kidd has shared power with Mr. Kidd to vote and dispose of 267,474 shares of Common Stock owned by Mrs. Kidd. Mrs. Kidd has shared power to vote and dispose of 1,017,889 shares of Common Stock, which are held in the estate of her mother (of which she is executrix), or are held in trusts for the benefit of herself, her children or other family members. Mrs. Kidd has no power to vote or to dispose of 56,625 shares of Common Stock which are held in a trust for the benefit of her children or 264,131 shares of Common Stock otherwise beneficially owned by Mr. Kidd.

         Mrs. Kidd disclaims beneficial ownership of the aggregate of 822,492 shares of Common Stock owned by Mr. Kidd or held in trusts for the benefit of their children or other family members.

         The shares set forth above do not include 170,040 shares of Common Stock issuable upon conversion of 54,501 shares of Series D Stock which may be deemed to be beneficially owned by Mrs. Kidd, representing an additional 1.3% of the outstanding shares of Common Stock as of December 31, 1995. If such shares

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 11 of 16 Pages
                                                                 --

of Series D Stock were to be converted and held beneficially and of record in the same manner as the Series D Stock which now may be deemed to be beneficially owned by Mrs. Kidd, in addition to the shares of Common Stock reported in the foregoing paragraphs, Mrs. Kidd would share power with Mr. Kidd to vote and dispose of 60,100 shares of Common Stock owned by Mrs. Kidd; Mrs. Kidd would share power to vote and dispose of 81,068 shares of Common Stock, which would be held in trust for the benefit of their children or her brother; and Mrs. Kidd would have no power to vote or to dispose of 28,872 shares of Common Stock which would be held in trust for the benefit of her children or otherwise beneficially owned by Mr. Kidd.

         Mrs. Kidd disclaims beneficial ownership of the aggregate of 109,940 shares of Common Stock issuable upon conversion of shares of Series D Stock owned by Mr. Kidd or held in trusts for the benefit of their children or her brother.

         Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of their children, have not effected any transactions in the Common Stock during the past sixty days except as follows:

         1. On December 27, 1995, Mr. Kidd acquired 13,434 shares of Common Stock directly from Central as part of its stock dividend distributions to stockholders.

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 12 of 16 Pages
                                                                 --


         2. On December 27, 1995, Mrs. Kidd acquired 2,012 shares of Common Stock directly from Central as part of its stock dividend distributions to stockholders.

         3. On December 27, 1995, a trust for the benefit of Mrs. Kidd acquired 2,290 shares of Common Stock directly from Central as part of its stock dividend distributions to stockholders.

         4. On December 27, 1995, certain trusts for the benefit of their children acquired 19,983 shares of Common Stock directly from Central as part of its stock dividend distributions to stockholders.

         Mr. Kidd, Mrs. Kidd and certain trusts for the benefit of their children, have not effected any transactions in the Series D Stock during the past sixty days.

         The estate of Mrs. Christian A. Johnson, of which Mrs. Kidd is the executrix, has not effected any transactions in the Common Stock during the past sixty days except as follows:

         1. On December 4, 1995, the estate, pursuant to its terms, distributed 7,414 shares of Common Stock to Mr. Kidd.

         2. On December 4, 1995, the estate, pursuant to its terms, distributed 128,493 shares of Common Stock to Charitable Lead Unitrust No. 2 (a trust of which Mr. and Mrs. Kidd share voting and investment power).

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 13 of 16 Pages
                                                                 --


         3. On December 4, 1995, the estate, pursuant to its terms, distributed 21,501 shares of Common Stock to a trust for the benefit of an aunt of Mrs. Kidd (a trust of which Mr. and Mrs. Kidd share voting and investment power).

         4. On December 4, 1995, the estate, pursuant to its terms, distributed 17,794 shares of Common Stock to a trust for the benefit of an aunt of Mrs. Kidd (a trust of which Mr. and Mrs. Kidd share voting and investment power).

         The estate of Mrs. Christian A. Johnson, of which Mrs. Kidd is the executrix, has not effected any transactions in the Series D Stock during the past sixty days.

         Other than as described above, Mr. and Mrs. Kidd have not effected any transactions in the Common Stock or the Series D Stock during the past sixty days.


Item 6.  Contracts, Arrangements, Understandings or Relationship
         With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         The following exhibit is filed herewith:

         Exhibit Number                 Exhibit

              A                        Agreement regarding joint
                                       filing of this Amendment No. 2
                                       to Schedule 13D.

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 14 of 16 Pages
                                                                 --



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 s/Wilmot H. Kidd, III
                                                 Mr. Wilmot H. Kidd, III

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 15 of 16 Pages
                                                                 --


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 s/Julie J. Kidd
                                                 Mrs. W. H. Kidd

CUSIP NO. 155123-10-2
          155123-40-9               13D                     Page 16 of 16 Pages
                                                                 --

                                   Exhibit A

                                   Agreement


         By this Agreement, the undersigned agree that the Amendment being filed on or about this date with respect to the undersigneds' beneficial ownership of shares of Common Stock and Series D Stock of Central Securities Corporation is being filed on behalf of each of them.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be one and the same instrument.

Dated as of:  February  8, 1996

                                                 s/Wilmot H. Kidd, III
                                                 Mr. Wilmot H. Kidd, III


                                                 s/Julie J. Kidd
                                                 Mrs. W. H. Kidd